Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in the Registration Statement on Form S-1 of Northwest Biotherapeutics, Inc. and Subsidiaries (a development stage company) ("the Company") of our report dated April 13, 2012, except for the effects of the reverse stock split described in Note 3, as to which the date is September 25, 2012, on our audits of the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for the years then ended, and for the period from March 18, 1996 (date of inception) to December 31, 2011. We also consent to the reference to us under the heading "Experts" in the Registration Statement.

Our report, dated April 13, 2012, except for the effects of the reverse stock split described in Note 3, as to which the date is September 25, 2012, contains an explanatory paragraph that states that Northwest Biotherapeutics, Inc. has experienced recurring losses from operations since inception, net operating cash flow deficits, and has a deficit accumulated during the development stage. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

November 14, 2012